

Mail Stop 3030

September 14, 2010

<u>Via Facsimile and U.S. Mail</u>

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

> **Re:** **Wound Management Technologies, Inc**.
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 0-11808**

Dear Mr. Haire:

We have reviewed your letter dated August 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 6 – Asset and Business Acquisitions, page F-9

1.   We note from your response to prior comment 1 that you incorporate a blockage discount to the quoted price of your common stock to reflect. Paragraph 820-10-35-41 of the FASB Accounting Standards Codification states that a quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. Further, paragraph 820-10-35-44 of the FASB Accounting

Standards Codification states that the quoted price shall not be adjusted because of the size of the position relative to trading volume and that the use of a blockage factor is prohibited, even if a market's normal daily trading volume is not sufficient to absorb the quantity held and placing orders to sell the position in a single transaction might affect the quoted price. Please explain how you evaluated whether the market for your stock was "active" at the time of the transaction and address the following:

- To the extent that you have concluded there was an active market for your stock, explain how your inclusion of a block discount in the valuation complies with GAAP.
- To the extent that you have concluded that there was not an active market for your stock, explain how you reached that conclusion. Discuss how you considered the guidance on determining whether there has been a significant decrease in the volume and level of activity for the asset when compared normal market activity for similar assets that is contained in paragraphs 820-10-35-51 through 51D.
- Clearly describe to us how your valuation of $.93 per share was determined and discuss in detail how this valuation complies with the guidance in Topic 820 of the FASB Accounting Standards Codification.

2. Please refer to prior comment 1. In that comment, we requested that you explain to us how you determined the 50% discount to account for the restrictions under Rule 144. However, we do not see where you have provided the requested explanation. Instead, it appears that you suggest that a 60% discount to market prices is appropriate to account for the blockage discount. Notwithstanding the comment above, please clarify for us whether there is any discount to the quoted market prices to account for the restrictions. If so, explain to us how you determined the amount of any such discount.

3. We note your response to prior comment 3. In order to help us understand the transactions and your related accounting, please address the following:

- Describe to us the circumstances that resulted in BioPharma being organized and tell us the parties who were involved in organizing BioPharma.
- Explain what operations, if any, BioPharma had prior to your acquisition of BioPharma.
- Discuss any relationships that existed between Wound Management and the founders and shareholders of BioPharma.
- Tell us the number of shareholders of BioPharma as of the date of your acquisition of BioPharma.
- Discuss any relationships that existed between A&Z Pharmaceuticals and the founders and shareholders of BioPharma.
- Describe to us the circumstances that resulted in the formation of the Pharma Tech joint venture between BioPharma and A&Z Pharmaceuticals.
- Explain what involvement, if any, Wound Management had in the establishment of the joint venture.

- Tell us what each of BioPharma and A&Z Pharmaceuticals contributed to the Pharma Tech joint venture.
- Giving consideration to the information requested above, please explain in greater detail how you determined the proper accounting for the transaction, including your determination of the tangible and intangible assets acquired and the values allocated to any tangible and intangible assets.

Form 10-Q for the quarter ended June 30, 2010

Note 3 – Asset and Business Acquisitions, page 5

4.   We note your disclosures regarding the acquisition of VHGI Holdings, Inc. Please clarify for us how you have reflected the liability you assumed from VHGI in conjunction with the Private Access Note transaction. Revise future filings to clearly reconcile between the amounts disclosed here and the amounts reflected in the financial statements.

5.   Further to the above, we do not see where you have reflected the liabilities assumed or the notes receivable asset recorded in connection with this acquisition in your statements of cash flows. Please revise future filings to include disclosure of these items as noncash investing and financing activities in accordance with paragraphs 230-10-50-3 through 6 of the FASB Accounting Standards Codification or otherwise tell us how your current presentation complies.

Note 4 – Notes Receivable, page 6

6.   We note that at June 30, 2010 you had advanced H.E.B., LLC $484,422 and the related accrued interest at June 30, 2010 is $25,328. We note that your disclosures in Note 5 discuss advances from H.E.B, LLC. Please revise future filings to disclose the significant terms of the agreement with H.E.B., LLC that governs advances from you to H.E.B., LLC. Please also revise future filings to include clear disclosure of the related party nature of such advances to H.E.B., LLC similar to that included in Note 5 regarding advances from H.E.B., LLC. In this regard, we note that you present the notes payable to H.E.B., LLC as "notes payable – related parties" on the balance sheet, however, you do not include the related party reference for the notes receivable. Please revise or advise.

7.   Please reconcile the amounts disclosed here for notes receivable ($484,422) with the activity presented in the statement of cash flows (net cash outflow of $501,137).

Results of Operations and Financial Condition, page 12

8.   We note your general and administrative expenses during the second quarter increased 214% "primarily due to an increase in consulting fees paid between 2009 and 2010." Tell us, and in future filings explain, the underlying reasons for the increase in the consulting fees during the period. Also tell us what consulting services were provided

and whether these fees were paid to consultants that are related to you or any of your directors or officers.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Mary Beth Breslin at (202)-13625 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief